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MADGE NETWORKS N.V.
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528



   MADGE NETWORKS N.V. ANNOUNCES REVENUE GROWTH IN SECOND QUARTER 1999 RESULTS

Amsterdam, Netherlands (July 20, 1999) -- Madge Networks N.V. (NASDAQ NM:
MADGF), a global network solutions provider, today announced results for its second fiscal quarter 1999.1

Madge reported revenues of US$53.3 million for the second fiscal quarter, an increase of $4.5 million or 9 per cent compared to continuing revenues of $48.8 million for the first quarter of 1999. Continuing revenues for the second quarter of 1998 were $63.2 million. The net loss of $10.1 million, or $(0.25) per share, for the quarter compared to a net profit from continuing operations of $2.2 million, or $0.05 per share, for the second quarter of fiscal 1998.2

For the second quarter Madge reported revenues of $9 million from its Managed Network Services division. The Enterprise Network Products division, which includes Token Ring and video networking products, achieved reported revenues of $44 million. Madge continued working with its product distribution partners during the second quarter to improve supply chain efficiency, and reduced channel inventories by an estimated $4.5 million.

Madge continued to invest in its Managed Network Services business but finished the quarter with cash and cash equivalents of $71 million, a net utilization of only $4 million during the quarter.

--------
1 For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

2 Results from Continuing Operations exclude Madge's Ethernet Division Lannet, disposed of in the third quarter 1998 and Non-Recurring charges incurred in the year to December 1998.


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

Madge launched its services business globally in May following nine months of build out and operations set-up, providing managed network services to over 30 countries. Madge's managed services portfolio ranges from mission-critical voice networking and managed private data networking to premium service Virtual Private Networks (VPNs) and full service web hosting. This blend of traditional and Internet services is designed to meet existing needs of enterprises which operate in a mission-critical environment, while giving them a flexible migration path towards Internet Protocol (IP) networking.

Also noteworthy during the quarter was Madge's formal entry into the burgeoning Application Service Provider (ASP) market through the announcement of its working relationship with Engage Technologies (www.engage.com) to deliver a new generation of profile driven Internet marketing solutions in Europe. In a revenue share arrangement, Engage's online advertising management solutions are backed up by Madge's mission critical Complex Web Hosting Service for delivery of highly targeted and scalable web advertising services to European blue chip organizations and new media marketing companies.

The Enterprise Network Products division consolidated Madge's leading position in the Token Ring switching market, shipping a record 54,000 switch ports - a sequential increase of 15 per cent. High Speed Token Ring moved into the mainstream, with sales of more than 11,000 adapters in only the second quarter of shipment.

Robert Madge, chairman and CEO, Madge Networks N.V., said "I'm pleased to report the increase in our revenues and the underlying progress of the business. This quarter has been of great significance for Madge. Our traditional business area is stable, and with our managed network services business we are well-placed to capitalize on the growing demand for Internet services. During the quarter we launched our Internet portfolio and added 41 new direct customers, and we are beginning to make a name for ourselves in terms of the reliability and guaranteed service level of our offerings."



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ABOUT MADGE NETWORKS N.V.

Founded in 1986, Madge Networks (NASDAQ: MADGF) is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. The company's goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. The company's main business centers are at Wexham Springs, United Kingdom and Eatontown, New Jersey. Madge Networks N.V., a company organized under the laws of the Netherlands, is the parent company of Madge Networks. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com


PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., changing technologies, difficulties in new product development and introduction, competition, global economic conditions, and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements which refer to HSTR moving into mainstream, leading position, well placed to capitalize on growing demand and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risk factors, please refer to Madge's SEC filings on Form 20F and Form 6-K.

Madge, the Madge logo, Madge net and Smart DeskStream are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies.

Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:                                     Investor Relations Contact:
Chris Bradley, Chief Financial Officer               John Nesbett
MADGE NETWORKS N.V.                                  LIPPERT/HEILSHORN & ASSOC.
Tel: (+44) 1753 661172                               Tel: 212-838-3777


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




                               Madge Networks N.V.
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)
                                 (in thousands)


                                                                                   JUNE 30,              DEC 31,
                                                                                     1999                 1998
                                                                                 -------------        --------------
 ASSETS
 Current assets:
      Cash, cash equivalents, and short-term investments                              $71,329              $130,494
      Accounts receivable, net                                                         45,063                38,966
      Inventories                                                                       7,772                11,474
      Prepaid expenses and other current assets                                        14,364                13,884
 -------------------------------------------------------------------------------------------------------------------
           Total current assets                                                       138,528               194,818

 Investments, property and equipment, net                                              72,059                30,174

 -------------------------------------------------------------------------------------------------------------------
 Total assets                                                                        $210,587              $224,992
 ===================================================================================================================


 LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
      Accounts payable and accrued liabilities                                        $96,776               $90,661
      Income taxes payable                                                             16,641                13,228
      Short term borrowings                                                             4,332                 3,811
 -------------------------------------------------------------------------------------------------------------------
 Total current liabilities                                                            117,749               107,700
 Long-term obligations                                                                  2,871                   899
 -------------------------------------------------------------------------------------------------------------------
           Total liabilities                                                          120,620               108,599

 Shareholders' equity                                                                  89,967               116,393

 -------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity                                          $210,587              $224,992
 ===================================================================================================================




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


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                               Madge Networks N.V.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (in thousands)

                                                      RESULTS OF CONTINUING                             GROUP RESULTS
                                                           OPERATIONS                          (INCL. DISCONTINUED OPERATIONS)
                                                       THREE MONTHS ENDED                            THREE MONTHS ENDED
                                                            JUNE 30,                                     JUNE 30,
                                                      1999             1998                      1999                   1998

Net sales                                           $53,342           $63,185                  $53,342               $87,296
Cost of sales                                        30,018            31,678                   30,018                43,388
-----------------------------------------------------------------------------------------------------------------------------
       Gross profit                                  23,324            31,507                   23,324                43,908
Operating expenses:
       Sales & marketing                             18,320            15,366                   18,320                21,902
       Research & development                         8,995             9,438                    8,995                13,727
       General and administrative                     6,341             3,708                    6,341                 5,622
-----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             33,656            28,512                   33,656                41,251
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                       (10,332)            2,995                  (10,332)                2,657
Net interest income (expense)                           596               (95)                     596                   295
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before tax                             (9,736)            2,900                   (9,736)                2,952
Income tax provision (benefit)                          402               720                      402                   720
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $(10,138)           $2,180                 $(10,138)               $2,232
=============================================================================================================================

Earnings per share
Basic                                                $(0.25)            $0.05                   $(0.25)                $0.05
Diluted                                              $(0.25)            $0.05                   $(0.25)                $0.05

Weighted Average Shares Outstanding
Basic                                                40,535            45,619                   40,535                45,619
Diluted                                              40,535            46,063                   40,535                46,063












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


                               Madge Networks N.V.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (in thousands)

                                                     RESULTS OF CONTINUING                            GROUP RESULTS
                                                          OPERATIONS                         (INCL. DISCONTINUED OPERATIONS)
                                                       SIX MONTHS ENDED                              SIX MONTHS ENDED
                                                          JUNE 30,                                    JUNE 30,
                                                        1999            1998                       1999                 1998

Net sales                                            $102,156          $128,960                 $102,156             $177,873
Cost of sales                                          57,918            65,673                   57,918               90,179
------------------------------------------------------------------------------------------------------------------------------
       Gross profit                                    44,238            63,287                   44,238               87,694
Operating expenses:
       Sales & marketing                               35,530            30,884                   35,530               43,514
       Research & development                          18,370            18,366                   18,370               26,746
       General and administrative                      10,209             7,364                   10,209               10,992
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               64,109            56,614                   64,109               81,252
------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                         (19,871)            6,673                  (19,871)               6,442
Net interest income (expense)                           1,658              (204)                   1,658                  315
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before tax                              (18,213)            6,469                  (18,213)               6,757
Income tax provision (benefit)                            402             1,468                      402                1,468
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                    $(18,615)           $5,001                 $(18,615)              $5,289
==============================================================================================================================

Earnings per share
Basic                                                  $(0.44)            $0.11                   $(0.44)               $0.12
Diluted                                                $(0.44)            $0.11                   $(0.44)               $0.12

Weighted Average Shares Outstanding
Basic                                                  41,863            45,499                   41,863               45,499
Diluted                                                41,863            45,645                   41,863               45,645




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